MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 1

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) for the year ended January 31, 2011 should be read in conjunction with the January 31, 2011 Consolidated Financial Statements and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated May 30, 2011 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada. The significant policies are outlined in Note 2 to the Financial Statements and have been applied consistently for the twelve months ended January 31, 2011. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Overview

The Company’s principal business activities are the acquisition, exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the year ended January 31, 2011 to the date of this MD&A:

Robertson Property, Nevada

Core Area

Robertson is located along the Cortez Gold trend of north-central Nevada and adjoins Barrick’s Pipeline mine.

In October 2009, Coral received the revised resources for the Robertson Property from Beacon Hill Consultants Ltd. (“Beacon Hill”) utilizing lower cut-off grades to reflect the positive movement in the price of gold over the last three years. These revised values are based on the NI 43-101 Technical Report titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada prepared by Beacon Hill of Vancouver, British Columbia as announced in the Company’s press release dated February 11, 2008. The original estimate was based on a gold price of US$600 per ounce which was a conservative estimate of gold prices in 2007, and which estimated the inferred gold resources for the Robertson property at over 2.3 million ounces of gold. Gold prices over the last three years have been significantly higher than US$600.  Based on more reasonable gold prices and to reflect on the rolling average for the preceding three years, it was decided that a price of US$850 per ounce should be used at this time to more accurately represent the value of the resources that may be expected to be extracted at this time. Based on this lower gold cut-off value of 0.0106, the gold resource at Robertson increases to 3.4 million ounces, which is a 47% increase from the previously reported figure.  It should be noted that changes in operating costs may change this figure.  No work has been done to reflect and change in operating costs as estimated in the Beacon Hill study on which the cut-off grade calculation was based.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 2

The zones included in the Beacon Hill estimate are located within the Robertson’s Core area. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Barrick Cortez Gold Mines), were not part of the estimate.

Beacon Hill reported the following updated resource estimate using 0.0106 Au opt cut-off:

Zone	Tons	Ounces per Ton	Ounces of Au
Distal	13,310,451	0.0287	382,010
39A	38,945,698	0.0228	887,962
South Zone	9,993,853	0.0209	208,872
Outside	5,422,131	0.0156	84,585
Gold Pan Oxide	12,566,599	0.02	251,332
Altenburg Hill Oxide	12,873,976	0.0152	195,684
Porphyry Oxide	39,049,182	0.0167	652,121
Gold Pan Sulphide	32,524,592	0.0154	500,879
Altenburg Hill Sulphide	1,701,844	0.014	23,826
Porphyry Sulphide	12,535,861	0.0158	198,067

TOTAL	178,924,188	0.0189	3,381,667

In February 2010, the Company announced a US1.5 million plan and budget aimed at advancing the Robertson Property towards a Preliminary Economic Assessment Report (“PEA”). The program consisted of 36 diamond core and 22 reverse circulation holes along with metallurgical test work. In addition, the plan focused on upgrading near-surface oxide resources in the Gold Pan, Altenburg Hill and Porphyry zones to the measured and indicated categories. The metallurgical test work was designed to help establish the suitability of the oxide mineralization in those zones for heap leaching.

In April 2010, SRK Consulting (US) Inc., our environmental compliance and permitting consultants, submitted an amended Plan of Operation ("PoO") to the U.S. Bureau of Land Management ("BLM") and the Nevada Department of Environmental Protection ("NDEP") to allow us to carry out our work plan. A setback occurred when the BLM declined our drilling permit application because our existing Environmental Assessment (circa 1980's) was out of date. Realizing the importance to our company of the ability to keep drilling, the BLM suggested that we withdraw our Amended Plan of Operations ("APO") and revert back to a previous APO from 2007 that allowed us, without any amendments to drill on certain areas of the property.

In June 2010, we withdrew our original APO when the Bureau of Land Management determined that a new Environmental Assessment ("EA") of the Robertson property would be required. We immediately commissioned SRK to commence work on the new EA which will include archeological and endangered species studies, as well as addressing a number of other environmental issues. While the completion of the new comprehensive EA has delayed certain parts of the drill program, Coral stands by its on-going commitment to sound environmental management.

Despite the permitting setback, we completed 12 RC holes at Triplet Gulch that were previously permitted under the 2007 APO. Drilling began June 1 and was completed on June 22. Results above 0.02 oz/ton gold from holes CR10-1 through CR10-12 are as follows:

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 3

Hole	Depth from to ft	Au (ppb)	Au (oz/ton)
CR10-1	0 – 10	788	0.0234
CR10-2	135 – 140	789	0.0230
	215 – 245	1,180	0.0337
(includes	235 – 240	4,630	0.135)
	360 – 370	1505	0.0437
	460 – 465	1020	0.0298

CR10-3	20 – 25	733	0.0214
	285 – 295	1,117	0.0325
	490 – 495	350	0.0102
	515 – 535	1,385	0.0404

CR10-4	10 – 15	1,430	0.0417
	320 – 330	745	0.0217
	580 – 600	881	0.0258

CR10-5	105 – 110	970	0.0283
	480 – 485	713	0.0208
	585 – 595	872	0.0254

CR10-7	80 - 85	1630	0.0476
	95 - 100	14315	0.418
	705 - 715	1071	0.0313
	940 - 945	1332	0.0389
	970 - 975	702	0.0205
	995 - 1000	1767	0.0516

CR10-8	60 - 65	1585	0.0463
	75 - 80	479	0.014
	185 - 210	2304	0.0673
	365 - 380	667	0.0195
	525 - 530	743	0.0217
	540 - 550	938	0.0274

CR10-10	120 - 125	886	0.0259

CR10-11	385 - 395	400	0.0118

CR10-12	100-105	680	0.0197
	500-505	740	0.0216

A limited diamond drilling program at the Gold Pan and Altenburg Hill zones was also permitted under the 2007 APO. A program totaling 6,700 feet was conducted that represents the first phase of the diamond core drill program announced in the company's 2010 work plan and budget. The program was designed to verify the 2008 RC drilling assay results and provide material for metallurgical test work. The Gold Pan, Altenburg Hill and Porphyry zones represent near surface resources that could potentially be developed as an open pit/heap leach operation. Past metallurgical testing of Porphyry Zone mineralization returned favorable gold recoveries from the oxide material. Core drilling began on September 16 and was completed December 10.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 4

Results from the 15 diamond drill (core) holes on the Gold Pan and Altenburg Hill Zones as well as the corresponding 2008 RC holes are as follows:

Hole ID
Core 2010	RC 2008	Depth from to ft	Au (oz/ton)	Au (ppb)

CC10-1		130 - 270	0.022	753
	CR08-37	135 - 270	0.02	685

CC10-2		20 - 55	0.01	342
	CR08-32	0 - 85	0.014	479

CC10-3		20 - 140	0.023	788
		315 - 375	0.032	1096
	CR08-31	0 - 135	0.018	616
		330 - 365	0.018	616

CC10-4		0 - 40	0.024	820
		60 - 170	0.022	750
		300 - 320	0.012	410
		365 - 380	0.044	1510
	CR08-30	5 - 165	0.023	790
		280 - 345	0.012	410
		365 - 385	0.024	820
		405 - 425	0.03	1030

CC10-5		45 - 150	0.029	993
including
		65 - 70	0.223	7637
		290 - 300	0.046	1575
		325 - 340	0.017	569
	CR08-29	60 - 140	0.023	788
		435 - 450	0.034	1184

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 5

CC10-6		0 - 35	0.011	377
		60 - 145	0.019	651
		175 - 320	0.021	720
	CR08-27	0 - 15	0.013	446
		50 - 125	0.018	617
		200 - 265	0.021	720
		370 - 385	0.047	1611

CC10-7		5 - 15	0.021	720
		75 - 155	0.04	1370
Including		130 - 150	0.109	3740
		190 - 195	0.031	1060
		275 - 295	0.013	450
		325 - 330	0.04	1370

	CR08-26	25 - 155	0.02	690
		290 - 315	0.018	620

CC10-8		95 - 175	0.019	650
		230 - 245	0.023	790
		290 - 305	0.021	720
		320 - 350	0.026	890
		390 - 405	0.022	750
		465 - 470	0.035	1200
		490 - 495	0.11	3770

	CR 08-25	60 - 150	0.019	650
		375 - 415	0.013	450

CC10-9		50 - 145	0.014	480
		195 - 215	0.027	930
		270 - 285	0.029	990

	CR08-21	0 - 100	0.019	650
		130 - 200	0.017	580
		270 - 305	0.017	580

CC10-10		30 - 50	0.014	480
		80 - 115	0.012	410
		185 - 275	0.021	720
		315 - 325	0.042	1440

	CR08-19	40 - 115	115	930
		175 - 235	0.018	620
		265 - 280	0.071	2430

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 6

CC10-11	NO RESULTS (ABANDONED)

CC10-12		130 - 165	0.022	750
		250 - 270	0.031	1180
		285 - 345	0.024	802

	CR08-18	245 - 265	0.031	1180
		285 - 350	0.039	1340

HOLES CC10-13 THRU CC10-15 DID NOT TWIN EARLIER HOLES

CC10-13		0 - 45	0.044	1510
		0 - 15	0.106	3630
		65 - 120	0.012	410
		245 - 255	0.019	650
		320 - 335	0.02	690

CC10-14		65 - 100	0.013	450
		145 - 235	0.019	650
		295 - 305	0.032	1100

CC10-15		95 - 105	0.018	620
		150 - 180	0.019	650
		215 - 315	0.022	750
		215 - 220	0.182	6240

Beacon Hill is currently updating the geostatistical computer block model by incorporating results from the 2008 reverse circulation drilling.  The program of drilling and metallurgical test work planned for 2010 was designed in consultation with Beacon Hill and is intended to increase confidence and develop greater continuity and potentially move part of the current inferred resource of 87 million tons grading 0.017 oz Au/ton (0.583 g/t) at a cut-off grade of 0.0106 opt for a total approximately 1.5 million ounces at Gold Pan, Porphyry and Altenburg Hill into the measured and indicated categories.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 7

With minimal overburden (0 to 10 metres), the Gold Pan, Altenburg Hill and Porphyry deposits would be mineable by open pit operations with low strip ratios.  Leach tests were completed on the Porphyry Zone in the past and indicated favorable recoveries in the oxide material.

The remaining deeper resources at Distal, 39A of 91,905,439 inferred tons (which together with the shallow resource of 87,018,749 tons total 178,924,188 tons) will not be evaluated by the  program that commenced in 2010.  The deeper resource will remain in the inferred category.

In January 2011, Coral announced that the metallurgical test program on the 15 core holes drilled on the Altenburg Hill and Gold Pan zones last year (Sept -- Dec 2010) is now underway. McLelland Laboratories Inc. of Reno Nevada will conduct column and bottle roll leach tests to determine the leachibility of the two gold zones.  Also, Beacon Hill has started their Preliminary Economic Assessment (“PEA”) of the gold resources at Robertson. Personnel from Beacon Hill, together with metallurgical consultants and Knight Piésold Ltd. visited the property in February 2011 and met with Coral's technical staff to begin the study.

Norma Sass

In September 2008, the Company entered into an exploration, development and mine operating agreement (the “Agreement”) with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick is granted the option to acquire up to a 75% interest in the Company’s and Levon Resources Ltd.’s (“Levon”) interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

In October 2009, Barrick commenced drilling hole NS 09-01 targeting the Lower Plate carbonate sequence. This hole was drilled North West at 70 degree dip across a SW-NE striking fault which trends into Barrick’s Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres. It started as a reverse circulation hole but encountered recovery problems at 1,680 foot depth.  Barrick brought in a core rig, wedged the RC hole and drilled HQ diameter core to a final depth of 2,586 ft. The hole entered the lower plate Wenban limestone at 1,330 foot depth and was bottomed in the Roberts Mountain formation.  These are the principal host rock formations for the gold deposits at the Pipeline, Gold Acres and Cortez Hills mines.

On November 3, 2010, the Company announced that Barrick Gold Exploration had notified Coral that it has terminated its option on the Norma Sass property.  They have however, paid all land fees on the claim group until August 31, 2011. The Company will continue to keep claims in good standing.
.
June Claims

During 2008, the Company announced the completion of a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The June Claims are adjacent to the Company’s View Claims in the northwest section of its Robertson Property. The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years.  The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US $1,000,000 upon notice to the Lessors.

Outlook

Coral expects the PEA being prepared by Beacon Hill to be completed late in the second or early in the third quarter. Concurrently, we will continue to conduct the mandated Environmental Assessment on the property that is part of our new Amended Plan of Operation. Once the new APO/EA are approved by BLM and NDEP, Coral will be permitted 80 acres of new surface disturbance, or about 500 new drill sites, While the permitting process continues in 2011.

Coral is also planning a Titan 24 deep penetration geophysical survey by Quantec Geoscience Ltd. of Toronto, Canada. Location of the survey lines is currently being decided. SRK Consulting Engineers and Scientists of Elko, Nevada have been revising the Amendment to the Plan of Operations. This will be submitted to the Bureau of Land Management following a meeting with SRK on Tuesday February 8th. Under the existing Plan of Operations, Coral can drill some holes on Robertson and the Try View corridor under the existing Notice of Intent. These holes would explore any Titan 24 targets located in the Try View corridor. The Try View corridor was the area where hole TY-07-02 in 2007 intersected anomalous gold values in Lower Plate Carbonate rocks:

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 8

From (ft)	To (ft)	Thickness (ft)	Thickness (ft)	Au (oz/t)	Au (g/t)
3090	3100	10	3.06	0.064	2.19
3120	3140	20	6.10	0.042	1.44
3150	3160	10	3.05	0.010	0.34

See news release from Oct 5, 2007.

Selected Annual Information

The following financial data is derived from the Company’s audited consolidated financial statements for the three recently completed financial years:

	January 31, 2011	January 31, 2010	January 31, 2009
	$	$	$
Revenue		––	––
Loss before other items	(1,271,786)	(1,613,713)	(2,516,862)
Income (loss) for the year	(1,225,380)	1,711,611	(3,746,165)
Earnings (loss) per share	(0.04)	0.07	(0.15)
Total assets	21,801,905	17,791,566	17,633,626
Total liabilities	2,161,752	2,012,127	5,368,435
Working capital	2,598,318	648,921	959,419

The Company had a loss of $1,225,380 for the year ended January 31, 2011 as compared to income for the year ended January 31, 2010 of $1,711,611 and a loss of $3,746,165 in 2009.  The difference in earnings for the year between the periods is primarily due to items such as stock-based compensation, foreign exchange gains or losses, and future income tax expense/recovery which can have large variances from one year to the next. Stock-based compensation was $565,261 in the current year as compared to $1,038,289 and $1,769,263 in 2010 and 2009, respectively. In fiscal 2010, there was a future income tax recovery of $2,840,855 which resulted in net income for the Company. Foreign exchange differences can also alternate between a foreign exchange gain one year and a loss the next as was the case between fiscal 2009 and fiscal 2010 and 2011.

Total assets and working capital rose in fiscal year 2011 as a result of the Company raising proceeds through the issuance of share capital.  Fiscal years of 2009 and 2010 saw a reduction in working capital because of reduction of funding from private placements in these years. The majority of the Company’s expenditures are exploration related to its mineral properties and as such are capitalized.  Therefore, a significant amount of the working capital used throughout each of the three years is converted from a current asset to a long-term asset as opposed to appearing on the Statement of Operations and Comprehensive Loss.  Mineral property expenditures increase from $16,029,214 to $17,179,913 in fiscal 2011.

The Company remains free of long-term interest bearing debt and the total liabilities include current liabilities of $195,905 in fiscal year 2011, which is $107,389 greater than fiscal 2010. This increase is largely due to the activity on the Company’s Nevada properties.

The Company continues to have a reclamation bond with the State of Nevada, which was $382,200 in fiscal 2011 as compared to $408,075 in fiscal 2010, a decrease of $25,875.  Based on independent third party information, management estimates the Company’s asset retirement obligation to be $221,268 as at January 31, 2011.  In prior years, the Company intended to fulfill its obligation; however, as the result of planned exploration on the Robertson property, the Company has deferred the reclamation work.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 9

The future income tax liability is $1,744,579 as of January 31, 2011, an increase from the prior year due to a future income tax expense of $71,196 recognized in the current year. The Company makes the assumption that future tax assets are more likely not to be realized because of the Company being in an exploration stage with no consistent or significant level of income other than interest.  As a result, an allowance is applied against any future income tax assets that the Company may have and therefore not shown as an asset on the balance sheet.

Results of Operations

Three months ended January 31, 2011 compared with the three months ended January 31, 2010

General and Administrative Expenses

General and administrative expenses totaled $548,196 for the three months ended January 31, 2011 compared with $537,964 for the three months ended January 31, 2010, an increase of $10,232. There were increases of $28,397 in investor relations and shareholder information, $13,377 in legal and accounting, and $11,377 in salaries and benefits. The higher investor relations expense and travel in the current quarter were resulting from various promotion programs and participations in international trade shows. The salaries and benefits were higher because of increase in personnel. Offsetting these increases were decreases of $27,500 in directors fees, $3,253 in office and miscellaneous, and $16,196 in stock-based compensation. Directors fees were lower as a result of fewer board members.

Income / Loss for the Period

The loss was $578,620 for the three months ended January 31, 2011 compared with a gain of $2,228,795 for the same period in the prior year, an increase of $2,807,415. This increase is primarily due to future income tax. In the prior period, there was an future income tax recovery of $2,840,855 whereas the current year was an expense of $71,196. There was also a difference of $124,007 in foreign exchange. In the current period, there was a gain of $32,640 and the comparative period was a loss of $91,364.

Twelve months ended January 31, 2011 compared with the twelve months ended January 31, 2010

General and Administrative Expenses

General and administrative expenses totaled $1,271,786 for the year ended January 31, 2011 compared with $1,613,713 for the year ended January 31, 2010, a decrease of $341,927. This difference is primarily caused by a significant decrease of $473,028 in stock-based compensation. The majority of the stock-based compensation of $1,038,289 in fiscal year 2010 is due to an expense related to the extension of the expiry date of warrants. The expiry date of warrants was modified resulting in a one-time charge of $703,897 to stock-based compensation. There was also decreases of $24,844 in consulting fees, $2,045 in legal and accounting, and $7,424 in office and miscellaneous. During the 2010 year, the Company reduced the management and consulting fees paid for two contracts and reclassified one consultant fees as management fees. These decreases were offset with increases of $116,321 in investor relations, $9,750 in management fees, $27,628 in salaries and benefits, and $10,860 in travel. The higher investor relations expense and travel in the current year were resulting from various promotion programs and participations in international trade shows. The salaries and benefits were higher because of increase in personnel.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 10

Income / Loss for the Year

The loss was $1,225,380 for the year ended January 31, 2011 compared with a gain of $1,711,611in the prior year, a decrease of $2,936,991. This significant difference is largely a result of future income taxes. In the current year, there was an expense of $71,196 whereas there was a gain of $2,840,855 in the prior year. The decline of $341,927 in general and administrative expenses was offset by a decline of $369,903 in foreign exchange. The significant foreign exchange gain of $464,851 in the comparative period was related to the future income tax calculation. The interest income in the current period was $20,036 higher as a result of high cash holdings from a private placement.

Summary of Quarterly Results

	2011	2010	2010	2010	2010	2009	2009	2009
Period ended	Jan 31 Q4	Oct 31 Q3	July 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	July 31 Q2	Apr 30 Q1

Revenue	—	—	—	—	—	—	—	—
Income / Loss for the period	(578,620)	(418,596)	(170,071)	(58,093)	2,228,795	(148,574)	317,269	(685,879)
Earnings / Loss per Share	(0.04)	(0.01)	(0.01)	0.00	0.08	0.01	0.01	(0.03)
Total Assets	21,801,905	21,416,297	21,181,747	21,424,029	17,791,566	17,474,509	17,354,361	17,537,088

Quarterly costs tend to fluctuate as a result of significant exploration activities being carried out each year.  Stock-based compensation and future income tax expense, both being non-cash items, are the primary variances in the quarterly results. In Q1 of 2010, there was a significant amount of stock based compensation expense associated with the extension of the expiry dates of warrants. In Q2 of 2010, there was a gain in the quarter attributable to a significant foreign exchange gain related to a future income tax calculation. And in Q4 of 2010, the Company recorded a future income tax recovery which resulted in a gain for the quarter.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized exploration costs so total asset value does not decrease as dramatically as working capital will.  When there is a sharp increase in total assets, it is often because cash was raised through the issuance of shares, as the case in Q1 of 2011.

Liquidity and Capital Resources

During the year ended January 31, 2011 the Company incurred expenditures that increased its mineral property carrying value on the Robertson Property by $1,145,448. At this time the Company has no operating income but is earning interest income on its entire cash holdings.

At January 31, 2011, the Company had working capital of $2,598,318 and cash and cash equivalents of $2,695,864. During the year ended January 31, 2011, the Company completed two tranches of non-brokered private placement and along with the exercise of warrants and options had net cash proceeds of $3,884,207. Refer to Note 8 of the Consolidated Financial Statements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 11

The Company has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions for the year ended January 31, 2011 are as follows:

a.	$30,000 (2010 - $30,000; 2009 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

b.	$75,000 (2010 - $75,000; 2009 - $75,000) was paid for management fees to a private company controlled by a director and officer of the Company;

c.	$12,000 (2010 - $20,250; 2009 - $30,000) was paid for consulting fees to a private company controlled by an officer of related Company;

d.	$12,000 (2010 - $20,250; 2009 - $30,000) was paid for consulting fees to a private company controlled by an officer of related Company;

e.
$167,436 (2010 - $147,711; 2009 - $186,734) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

f.	$nil (2010 - $nil; 2009 - $39,526) was paid for geological consulting services to a private company controlled by a former director of the Company;

g.	$35,750 (2010 - $24,690; 2009 - $35,888) was paid for geological consulting services to a private company controlled by a director and officer of the Company;

h.	$17,250 (2010 - $18,000; 2009 - $12,000) was charged for directors’ fees to the Directors’ of the Company; and

i.	$nil (2010 - $17,000; 2009 - $nil) in advances payable to related parties relating to directors’ fees outstanding since 2003 was reversed.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company entered into a cost-sharing agreement to reimburse Oniva International Services Corp. for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 12

Advances receivable from related party comprises US$59,664 (2010 - US$56,277) less an allowance for non collection of US$39,113 (2010 - US$39,113) due from a company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $2,429 (2010 - $14,949) due to Oniva, $nil (2010 - $6,000) due to directors of the Company, and $3,794 (2010 - $2,073) due to two private companies each controlled by directors. Amounts due are without stated terms of interest or repayment.

Disclosure of Management Compensation

During the year ended January 31, 2011, $75,000 was paid to the Chairman for services as director and officer of the Company, $30,000 was paid to the President and Chief Executive Officer for services as director and officer of the Company, $12,000 was paid to a former President of the Company, $20,900 was paid to the Chief Financial Officer for services as an officer of the Company, $18,900 was paid to the Secretary for services as an officer of the Company and $35,750 was paid to the V.P. Explorations for services as a geological consultant.

Recent Canadian Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting are summarized below:

i)	Section 1582 Business Combinations
ii)	Section 1601 Consolidated Financial Statements
iii)	Section 1602 Non-controlling Interests

International Financial Reporting Standards (“IFRS”) transition project

The Canadian Accounting Standards Board (“AcSB”) has announced its decision to replace Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”). The effective changeover date is February 1, 2011, at which time Canadian GAAP will cease to apply for Coral Gold Resources Ltd. and will be replaced by IFRS. Following this timeline, the Company will issue its first set of interim financial statements prepared under IFRS in the first quarter of 2011 including comparative IFRS financial results and an opening balance sheet as at February 1, 2011. The first annual IFRS consolidated financial statements will be prepared for the year ended January 31, 2012 with restated comparatives for the year ended January 31, 2011.

Management in currently developing a project plan for the conversion to IFRS based in the nature of current operations. The conversion plan is comprised of three phases: 1) Scoping phase which will assess the overall impact and effort required by the Company in order to transition to IFRS; 2) Planning phase which will include a detailed analysis of the conversion process and implementation plan required for disclosure for the Company’s first quarter; 3) Transition phase which will include the preparation an of IFRS compliant opening balance sheet as at February 1, 2011, any necessary conversion adjustments and reconciliation’s, preparation of quarterly financial statements including all note disclosures and disclosures required for the MD&A.

Management has completed phase one, the IFRS Scoping phase, and is now advancing through phase two, the Planning stage. Management prepared an evaluation of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines, and has identified a number of differences. Many of the differences identified are not expected to have a material impact on the reported results and financial position.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 13

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. During the first quarter of 2011, management intends to conduct an IFRS discussion session with the Audit Committee and the Board of Directors which will focus on the key issues and transitional choices under IFRS 1 applicable to the Company.

Set out below are the most significant areas, identified to date by management, where changes in accounting policies may have the highest potential impact on the Company’s consolidated financial statements based on the accounting policy choices approved by the Audit Committee and Board of Directors. In the period leading up to the changeover in 2011, the AcSB has ongoing projects, particularly with respect to the mining industry, and intends to issue new accounting standards during the conversion period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the IFRS accounting standards at the conversion date are known. Management will continue to monitor new standards, as well as the impact of the new accounting standards, between now and the conversion date to ensure all relevant changes are addressed.

Property, Plant and Equipment

Under IFRS, Property, Plant and Equipment (“PP&E”) can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and the revaluation is prohibited.

Upon adoption of IFRS, the Company has to determine whether to elect a cost model or revaluation model. Management has yet to decide on which model to adopt. Currently, the Company has significant property, plant or equipment and as a result there could be a significant impact on the adoption of IFRS depending on which option is selected by management. The Company will apply IAS 16 and will likely adopt the cost model for PP&E.

In accordance with IAS 16 “Property, Plant and Equipment”, the Company will need to allocate an amount initially recognized in respect of an asset to its significant component parts and account for each component separately when the components have different useful lives or the components provide benefits to the entity in a different pattern.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 14

Asset Impairment

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. International Accounting Standard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

The Company will perform an impairment analysis on significant assets at the transition date however management does not anticipate that significant impairments will be recognized. The Company will adopt IAS 36 and continue to monitor its operations for any changes that may give rise to asset impairment.

Exploration and Evaluation Assets

Under the Company’s current accounting policy, acquisition costs of mineral properties, together with direct exploration and development expenses are capitalized.

Upon adoption of IFRS, the Company has to determine the accounting policy for exploration and evaluation assets. The Company can decide to apply the International Accounting Standards Board (“IASB”) Framework which requires exploration expenditures to be expensed and capitalization of expenditures only after the completion of a feasibility study or choose to and keep the existing Company’s policy, if relevant and reliable.

Management has yet to decide on whether or not to fully adopt IFRS 6, “Exploration and Evaluation of Mineral Properties”, and apply the IASB framework. If management elects to fully adopt IFRS 6, any adjustments will be reflected in accumulated deficit by the same amount reflecting the de-recognized mineral properties.

Share Based Compensation

IFRS and Canadian GAAP largely converge on the accounting treatment for share–based compensation with only a few differences.

Canadian GAAP allows either accelerated or straight-line method of amortization for the fair value of stock options under graded vesting. Currently, the Company is using the graded-vesting method and is compliant with IFRS 2 for all grants and therefore the change to IFRS standards will not have a material impact when transitioning to IFRS.

Under IFRS, the estimate for forfeitures must be made when determining the number of equity instruments expected to vest, while under Canadian GAAP forfeitures can be recognized as they occur. The Company is currently recognizing forfeitures as they occur therefore management will have to estimate forfeiture rates each reporting period and record any necessary adjustments. The Company typically has very low forfeiture rates therefore recording an estimate of forfeitures in advance on their occurrence will not likely have a significant impact on the financial statements.

Upon adoption of IFRS 2, the Company will be fully compliant with the new standard and the adoption is not expected to have an impact on the financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 15

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company expects the impact of implementing IAS 12, Income Taxes will not have a significant impact on the financial statements. However, as events and circumstances of the Company’s operations change that give rise to future income taxes, IAS 12 will be applied.

Reclamation and Closure Cost Obligations

Under IFRS the Company’s obligation for closure and reclamation is based on management’s best estimate of such future expenditures discounted for the country specific risk free rates. Under Canadian GAAP the obligation is determined based on the fair value of future estimated expenses using quoted market prices and discounted using the Company’s current credit adjusted risk free rate. Canadian GAAP requires that only the legal or contractual fair value be reflected in the financial statements however this value could be significantly different than fair values under IFRS. Management is currently in the process assessing the Company’s future reclamation and closure cost obligations however it not expected that a material adjustment will be required. The Company will adopt IFRS 37 “Provisions, Contingent Liabilities, and Contingent Assets” when it transitions to IFRS.

As the Company elects and approves the IFRS accounting policy for each of the areas above, management will determine and disclose the potential impact of the IFRS adoption at the transition date on our financial statements. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable accounting standards at the conversion date are known.

Based on management’s assessment of the information system currently used by the Company, all information required to be reported under IFRS is expected to be available with minimal system changes. In addition, based upon the Company’s current operations, it is management’s opinion that the adoption of IFRS is not expected to have a significant impact on internal controls and reporting procedures.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosure requirements. Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note references. The Company is continuing to assess the level of presentation and disclosures required for its consolidated financial statements.

The Company currently does not have any debt covenants, capital requirements, compensation arrangements, or material contracts that impact its current business activities that would affect the conversion to IFRS.

Management, members of the board of directors and audit committee have the required financial reporting expertise to ensure the adequate organization and transition to IFRS.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 16

Outstanding Share Data

The Company had the following issued and outstanding share capital as at January 31, 2011 and May 30, 2011:

Common shares:  32,949,391 as of January 31, 2011 and 33,553,649 as of May 30, 2011

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (January 31/11)	Number of Shares Remaining Subject to Options (May 30/11)
September 5, 2011	$1.29	615,000	615,000
September 26, 2012	$1.00	550,000	550,000
February 14, 2013	$1.00	100,000	100,000
May 1, 2013	$1.00	15,000	15,000
January 13, 2015	$0.76	585,000	565,000
January 13, 2012	$0.76	35,000	35,000
April 1, 2011	$0.75	33,000	-
August 13, 2012	$0.35	25,000	25,000
September 17, 2015	$0.45	670,000	605,000
January 21, 2013	$0.80	200,000	200,000
January 21, 2016	$0.80	465,000	465,000
TOTAL:		3,293,000	3,175,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (January 31/11)	Number of Underlying Shares (May 30/11)
April 1, 2012	$0.75	4,809,120	4,709,120
April 23, 2012	$0.75	1,755,000	1,755,000
April 1, 2011	$0.75	415,427	-
April 23, 2011	$0.75	19,000	-
TOTAL:		6,998,547	6,464,120

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at January 31, 2011 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2011 Page 17

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at January 31, 2011 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended January 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 30, 2011. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.